UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: DECEMBER 29, 2004                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                   DECEMBER 29, 2004


                   HALO RESOURCES ANNOUNCES $200,000 FINANCING

VANCOUVER,  BRITISH COLUMBIA,  DECEMBER 29TH, 2004 - HALO RESOURCES LTD. (TSX.V:
HLO, OTC.BB: HLOSF) is pleased to announce a non-brokered financing of 157,895 flow-through units ("FT Units") and 58,834 non flow-through units ("NFT Units").

The FT Units are priced at $0.95 per FT Unit, with each FT Unit consisting of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company for a period of two years, at a price of $1.25 during the first year, and at a price of $1.50 during the second year.

The NFT Units are priced at $0.85 per NFT Unit, with each NFT Unit consisting of one common share and one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company for a period of two years, at a price of $1.10 per share during the first year, and at a price of $1.35 during the second year.

A finder's fee will be payable on a portion of the financing. The proceeds of the placement will be used for exploration and development and for general working capital purposes.


HALO RESOURCES LTD. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
------------------------------------
VICE PRESIDENT CORPORATE DEVELOPMENT
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
Vice President Corporate Development
Tel:  604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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